CUSIP No. 72765Q601	Page 1 of 10

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Amendment No.     )

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Platinum Group Metals Ltd.

(Name of Issuer)

Common shares, no par value

(Title of Class of Securities)

72765Q601

(CUSIP Number)

Karen Oliver

Deepkloof Limited

No. 2, The Forum

Grenville Street

St Helier

Jersey

JEI 4HH

Telephone Number: +44 1534 823000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 72765Q601	Page 2 of 10

1	NAME OF REPORTING PERSONS Deepkloof Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,349,853
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,349,853

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,349,853
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.1%(1)
14	TYPE OF REPORTING PERSON* CO

(1)	Based on 71,847,693 common shares outstanding as of December 21, 2020 (as disclosed on the Issuer’s website on such date). See Item 4 of this Schedule 13D for further information.

CUSIP No. 72765Q601	Page 3 of 10

1	NAME OF REPORTING PERSONS HCI Invest14 Holdco (Pty) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,349,853
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,349,853

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,349,853
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.1%(1)
14	TYPE OF REPORTING PERSON* CO

(1)	Based on 71,847,693 common shares outstanding as of December 21, 2020 (as disclosed on the Issuer’s website on such date). See Item 4 of this Schedule 13D for further information.

CUSIP No. 72765Q601	Page 4 of 10

1	NAME OF REPORTING PERSONS Hosken Consolidated Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,349,853
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,349,853

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,349,853
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.1%(1)
14	TYPE OF REPORTING PERSON* CO

(1)	Based on 71,847,693 common shares outstanding as of December 21, 2020 (as disclosed on the Issuer’s website on such date). See Item 4 of this Schedule 13D for further information.

CUSIP No. 72765Q601	Page 5 of 10

Item 1. Security and Issuer.

This statement of beneficial ownership on Schedule 13D relates to the common shares, no par value (the “Shares”), of Platinum Group Metals Ltd., a British Columbia, Canada, company (the “Company”). According to the Company, the address of its principal executive office is Suite 838 - 1100 Melville Street, Vancouver, British Columbia, Canada V6E 4A6.

Item 2. Identity and Background.

(a), (b), (c), (f)

This Schedule 13D is filed jointly by the following entities, all of whom are together referred to herein as the “Reporting Persons.”

Deepkloof Limited

No. 2, The Forum

Grenville Street

St Helier

Jersey

JEI 4HH

Place of Organization: Jersey, Channel Islands

HCI Invest14 Holdco (Pty) Limited

Suite 801, The Point

76 Regent Street

Sea Point, 8005

South Africa

Place of Organization: South Africa

Hosken Consolidated Investments Limited

Suite 801, The Point

76 Regent Street

Sea Point, 8005

South Africa

Place of Organization: South Africa

Deepkloof Limited (“Deepkloof”) is a wholly owned subsidiary of HCI Invest14 Holdco (Pty) Limited (“Invest14”) and an indirect subsidiary of Hosken Consolidated Investments Limited (“HCI”). Invest14 is a wholly owned subsidiary of HCI.

The principal business of each of the Reporting Persons is to make and manage investments in various business organizations and sectors. The name, citizenship, present principal occupation or employment and business address of each director and executive officer of each of the Reporting Persons is set forth on Schedule I to this Schedule 13D.

(d), (e)

During the last five years, none of the Reporting Persons nor, to their knowledge, any of the individuals listed in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons invested a total of approximately $31,780,641.60 (including commissions paid) to purchase 22,349,853 Shares. The source of funds was the Reporting Persons’ capital available for investment.

CUSIP No. 72765Q601	Page 6 of 10

Item 4. Purpose of Transaction.

The Reporting Persons are filing this Schedule 13D to report transactions from May 2018 until the current date of this report as follows:

On May 15, 2018, HCI, through Deepkloof, purchased from the Company in a private placement 1,509,100 units. Each unit consisted of one Share and one common share purchase warrant, each allowing HCI to purchase one further Share until November 15, 2019. Additionally, on May 15, 2018, HCI, through Deepkloof, purchased 2,490,899 units in a marketed public offering by the Company. Each unit consisted of one Share and one common share purchase warrant, each entitling the holder thereof to purchase one Share until November 15, 2019. Such Shares represented 14.11% of the total amount of Shares outstanding as of that date. A copy of the Amended and Restated Subscription Agreement, dated May 10, 2018, between the Company and HCI relating to the private placement is attached as Exhibit 99.1.

From June 11, 2018 through August 27, 2018, HCI, through Deepkloof, purchased a total of 383,447 Shares in open market transactions on the New York Stock Exchange. After giving effect to such purchases, the Reporting Persons beneficially owned 14.77% of the total amount of Shares outstanding as of August 27, 2018.

The above amounts and percentages have been adjusted to give effect to the Company’s consolidation of its Shares on the basis of one new Share for ten old Shares effective on December 13, 2018.

On February 4, 2019, HCI, through Deepkloof, purchased from the Company in a private placement 2,141,942 Shares. After giving effect to such private placement, the Reporting Persons beneficially owned 19.89% of the total amount of Shares outstanding as of February 4, 2019. A copy of the Subscription Agreement, dated February 4, 2019, between the Company and Deepkloof relating to the private placement is attached as Exhibit 99.2.

On March 29, 2019, HCI, through Deepkloof, exercised 177,000 of the common stock purchase warrants that were purchased in the May 15, 2018 public offering. After giving effect to such exercises, the Reporting Persons beneficially owned 19.90% of the total amount of Shares outstanding as of that date.

On June 20, 2019, HCI, through Deepkloof, exercised 80,000 of the common stock purchase warrants that were purchased in the May 15, 2018 private placement. After giving effect to such exercises, the Reporting Persons beneficially owned 20.05% of the total amount of Shares outstanding as of that date.

On June 28, 2019, HCI, through Deepkloof, purchased from the Company in a private placement 1,111,111 Shares. After giving effect to such private placement, the Reporting Persons beneficially owned 22.60% of the total amount of Shares outstanding as of June 28, 2019. A copy of the Subscription Agreement, dated June 24, 2019, between the Company and Deepkloof relating to the private placement is attached as Exhibit 99.3.

On August 21, 2019, HCI, through Deepkloof purchased from the Company in a private placement 6,940,000 Shares. A copy of the Subscription Agreement, dated August 15, 2019, between the Company and Deepkloof relating to the private placement is attached as Exhibit 99.4. Also on August 21, 2019, HCI, through Deepkloof, purchased from the Company in a marketed public offering 2,856,000 Shares, which were issued on the New York Stock Exchange. After giving effect to the private placement and public offering the Reporting Persons beneficially owned 30.18% of the total amount of Shares outstanding as of August 21, 2019.

From August 26, 2019 through October 15, 2019, HCI, through Deepkloof, purchased a total of 279,557 Shares in open market transactions on the New York Stock Exchange. After giving effect to such repurchases, the Reporting Persons beneficially owned 30.66% of the total amount of Shares outstanding as of October 15, 2019.

On December 19, 2019, HCI, through Deepkloof, purchased from the Company in a private placement 1,612,931 Shares. After giving effect to such private placement, the Reporting Persons beneficially owned 31.67% of the total amount of Shares outstanding as of December 19, 2019. A copy of the Subscription Agreement, dated December 18, 2019, between the Company and Deepkloof relating to the private placement is attached as Exhibit 99.5.

On June 17, 2020, HCI, through Deepkloof, purchased from the Company in a private placement 500,000 Shares. After giving effect to such private placement, the Reporting Persons beneficially owned 31.59% of the total amount of Shares outstanding as of June 17, 2020. A copy of the Subscription Agreement, dated June 15, 2020, between the Company and Deepkloof relating to the private placement is attached as Exhibit 99.6.

On October 15, 2020, HCI, through Deepkloof, purchased from the Company in a private placement 1,146,790 Shares. After giving effect to such private placement, the Reporting Persons beneficially owned 31.13% of the total amount of Shares outstanding as of October 15, 2020. A copy of the Subscription Agreement, dated October 15, 2020, between the Company and Deepkloof relating to the private placement is attached as Exhibit 99.7.

CUSIP No. 72765Q601	Page 7 of 10

On December 8, 2020, HCI, through Deepkloof, purchased from the Company in a private placement 1,121,076 Shares. After giving effect to such private placement, the Reporting Persons beneficially owned 31.11% of the total amount of Shares outstanding as of December 8, 2020. A copy of the Subscription Agreement, dated December 8, 2020, between the Company and Deepkloof relating to the private placement is attached as Exhibit 99.8.

The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon the price of and other market conditions relating to the Shares, developments affecting the Company and other factors deemed relevant, the Reporting Persons may increase or decrease the size of their investment in the Company, pursue changes in the composition of the Company’s Board of Directors or propose or take one or more other actions that relate to or would result in any matter referred in items (a) through (j) of Item 4 of Schedule 13D, alone or with others. The Reporting Persons reserve the right to act independently, to change their plans or proposals at any time and to take any action as they deem appropriate, either alone or with others, in their sole discretion at any time, including with respect to any matter set forth in items (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a), (b)

Deepkloof beneficially owns 22,349,853 Shares, representing 31.1% of the 71,847,693 Shares outstanding as of December 21, 2020 as reported on the Company’s website on such date. HCI holds 100% of the equity interests in Invest14, and Invest14 holds 100% of the equity interests in Deepkloof. As a result, each of HCI and Invest14 may be deemed to beneficially own, and have shared voting and dispositive power with respect to, all such Shares.

(c)

Except as set forth in Item 4, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Schedule I to this Schedule 13D, has effected any transaction in the Shares during the past 60 days.

(d)

No person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7. Materials to be Filed as Exhibits.

The following documents are filed as exhibits to this statement:

Exhibit 99.1	Amended and Restated Subscription Agreement, dated May 10, 2018 (incorporated by reference to Exhibit 99.1 of the Report on Form 6-K filed by the Company with the Securities and Exchange Commission on May 14, 2018)

Exhibit 99.2	Subscription Agreement, dated February 4, 2019

Exhibit 99.3	Subscription Agreement, dated June 24, 2019

Exhibit 99.4	Subscription Agreement, dated August 15, 2019

Exhibit 99.5	Subscription Agreement, dated December 18, 2019

Exhibit 99.6	Subscription Agreement, dated June 15, 2020

Exhibit 99.7	Subscription Agreement, dated October 15, 2020

Exhibit 99.8	Subscription Agreement, dated December 8, 2020

Exhibit 99.9	Joint Filing Agreement

CUSIP No. 72765Q601	Page 8 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 28, 2020

DEEPKLOOF LIMITED

By:	Beaumont (Directors) Limited, corporate director

By:	/s/ Karen Oliver
Name: Karen Oliver
Title: Director of Beaumont (Directors) Limited

By:	/s/ Paul Matthams
Name: Paul Matthams
Title: Director of Beaumont (Directors) Limited

HCI INVEST14 HOLDCO (PTY) LIMITED

By:	/s/ John Anthony Copelyn
Name: John Anthony Copelyn
Title: Director of HCI Invest14 Holdco (Pty) Limited

HOSKEN CONSOLIDATED INVESTMENTS LIMITED

By:	/s/ John Anthony Copelyn
Name: John Anthony Copelyn
Title: Director of Hosken Consolidated Investments Limited

CUSIP No. 72765Q601	Page 9 of 10

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

EACH REPORTING PERSON

DEEPKLOOF LIMITED

Name	Position / Principal Occupation or Employment	Principal Place of Business	Citizenship

Beaumont (Directors) Limited	Director of Deepkloof	(1)	Jersey, Channel Islands

Ana C. Da Silva Ventura	Director of Beaumont (Directors) Limited	(1)	Portugal

Cora Binchy	Director of Beaumont (Directors) Limited	(1)	Ireland

Grant C. Rogerson	Director of Beaumont (Directors) Limited	(1)	Great Britain

Ian C. Crosby	Director of Beaumont (Directors) Limited	(1)	Great Britain

Ian W. Ferguson	Director of Beaumont (Directors) Limited	(1)	Great Britain

Karen E. Oliver	Director of Beaumont (Directors) Limited	(1)	Great Britain

Mervyn B. Ellis	Director of Beaumont (Directors) Limited	(1)	Great Britain

Mark P.G. Lewis	Director of Beaumont (Directors) Limited	(1)	Great Britain

Paul J. Matthams	Director of Beaumont (Directors) Limited	(1)	Great Britain

Prudence V. Beaney	Director of Beaumont (Directors) Limited	(1)	Australia

Frans R. Bodenstein	Director of Beaumont (Directors) Limited	(1)	Great Britain

Rebecca L. French	Director of Beaumont (Directors) Limited	(1)	Great Britain

Richard Stride	Director of Beaumont (Directors) Limited	(1)	South Africa

(1)	No. 2, The Forum, Grenville Street, St Helier, Jersey, JEI 4HH

HCI INVEST14 HOLDCO (PTY) LIMITED

Name	Position / Principal Occupation or Employment	Principal Place of Business	Citizenship
Theventheran G. Govender	Director	(1)	South Africa

John A. Copelyn	Director	(1)	South Africa

(1)	Suite 801, 76 Regent Road, Sea Point, Cape Town, South Africa

CUSIP No. 72765Q601	Page 10 of 10

HOSKEN CONSOLIDATED INVESTMENTS LIMITED

Name	Position / Principal Occupation or Employment	Principal Place of Business	Citizenship
John A. Copelyn	CEO	(1)	South Africa

James R. Nicolella	Financial Director	(1)	South Africa

Theventheran G. Govender	Director	(1)	South Africa

Yunis Shaik	Director	(1)	South Africa

Mimi F. Magugu	Non-executive Director	(1)	South Africa

Jabulani G. Ngcobo	Non-executive Director	(1)	South Africa

Mohamed H. Ahmed	Non-executive Director	(2)	South Africa

Velaphi E. Mphande	Chairman, Non-executive Director	(1)	South Africa

Laurelle McDonald	Non-executive Director	(3)	South Africa

Sinqumile N.N. Mkhwanazi-Sigege	Non-executive Director	(1)	South Africa

Rachel D. Watson	Non-executive Director	(1)	South Africa

(1)	Suite 801, 76 Regent Road, Sea Point, Cape Town, South Africa

(2)	52 Intersite Avenue, Durban, South Africa

(3)	Palazzo Towers West, Montecasino Boulevard, Fourways, South Africa